UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

A. M. CASTLE & CO.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

148411101

(CUSIP Number)

Joseph R. Huber 2321 Rosecrans Avenue, Suite 3245 El Segundo, California 90245 310-207-8400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 3, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

(continued on following pages)

(Page 1 of 7 Pages)

_______

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Huber Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 992,558
	8	SHARED VOTING POWER 153,665
	9	SOLE DISPOSITIVE POWER 1,695,397
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,695,397
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.3%
14	TYPE OF REPORTING PERSON (See Instructions) IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Joseph R. Huber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 992,558
	8	SHARED VOTING POWER 153,665
	9	SOLE DISPOSITIVE POWER 1,695,397
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,695,397
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 1 to Schedule 13D is being filed to amend certain Item 4 information previously filed in connection with the original Schedule 13D filed November 13, 2012 and a Schedule 13G filed February 12, 2013, and to make other updating changes to the cover pages and to Item 5 in light of the amendment of Item 4.

Item 1. Security and Issuer.

This Schedule 13D relates to the beneficial ownership of Common Stock, $.01 par value per share (the “Common Stock”) of A. M. Castle & Co., a Maryland corporation (the “Issuer”), whose principal place of business is located at 1420 Kensington Road, Suite 220, Oak Brook, Illinois 60523.

Item 2. Identity and Background.

a.	This statement is filed by:

(i)	Huber Capital Management, LLC, a Delaware limited liability company (“HCM”) with respect to the direct voting and dispositive power over the shares of Common Stock held by HCM’s clients, as a result of causing HCM’s clients to acquire such Common Stock pursuant to HCM’s discretionary authority to manage the assets of such clients.

(ii)	Joseph R. Huber with respect to the indirect voting and dispositive power over the shares of Common Stock described in (i) above, as a result of his majority ownership of, and managing member capacity at, HCM.

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.”

b.	The Reporting Persons’ business address is 2321 Rosecrans Avenue, Suite 3245, El Segundo, California 90245.

c.	The principal occupation of Mr. Huber is his employment as Managing Member, Chief Executive Officer and Chief Investment Officer of HCM.

d.	During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the last five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making the Reporting Persons subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Mr. Huber is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

HCM caused HCM’s clients to acquire the Common Stock held in such client’s accounts using client funds.

Item 4. Purpose of Transaction.

The Common Stock was acquired for investment purposes. The Reporting Persons may cause further acquisitions of additional shares of Common Stock or sales of Common Stock through (i) purchases or sales from time to time in the open market at prices prevailing in the market at the time of such purchases or sales, (ii) privately negotiated transactions at prices which may or may not be related to prices prevailing in the open market at the time of such purchases or sales, or (iii) a combination of open market and privately negotiated transactions.

Such acquisition or sale of additional shares of Common Stock on behalf of the Reporting Persons clients will be, in all cases, subject to the availability of shares at prices deemed by such Reporting Persons to be reasonable and consistent with prudent investment criteria and to general economic circumstances. As prices and economic factors are not expected to be static, there can be no assurances that the Reporting Persons will cause the purchase or sale of any additional shares of Common Stock or that the Reporting Persons will be causing the purchase or sale of additional shares of Common Stock at any given time, nor can there be any prediction regarding the number of shares of Common Stock over which the Reporting Persons will have voting or dispositive power at any given time or from time to time. The Reporting Persons reserve the right to cause the sale or other disposition of any or all of these shares of Common Stock at any time or from time to time.

The Reporting Persons may also engage in any hedging or similar transactions with respect to the Common Stock.

On August 31, 2012, the Issuer announced the adoption of a shareholder rights plan (poison pill) with a trigger at 10% of shares outstanding and a “grandfather” exception for any person or group owning 10% or more of the company’s outstanding shares immediately prior to the adoption of the plan, subject to some ownership restrictions.

HCM has previously communicated our belief that the poison pill serves to entrench existing management and the Board, and fails to treat all shareholders equally; specifically, there is no reason why those who crossed the 10% threshold prior to the poison pill’s enactment should be able to maintain their holdings at a level denied the rest of the shareholders.

On March 12, 2013, the Issuer filed a definitive proxy statement on Form 14A putting certain issues to a vote of the shareholders. HCM is disappointed that the Issuer chose not to put the poison pill to a shareholder vote. HCM continues to believe that the poison pill is not in the best interests of shareholders, is an impediment to the realization of the full and fair value of the Issuer, and serves primarily to entrench the interests of management and the Board, and perpetuate a culture of a lack of transparency and accountability.

In light of the information above, the Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to the investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of item 4 of Schedule 13D. The Reporting Persons may also at any time reconsider and change their plans or proposals relating to the foregoing matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

On behalf of its clients, HCM holds 1,695,397 shares of the Issuer’s Common Stock, equivalent to 7.3% of shares outstanding based on 23,209,389 shares issued and outstanding as reported in the Issuer’s Form 10-K for the period ended December 31, 2012.

A.	HCM

a.	HCM beneficially owns, on behalf of its clients, 1,695,397 shares of Common Stock, which represents 7.3% of the outstanding Common Stock of the Issuer.

b.	HCM has sole power to dispose, on behalf of its clients, of 1,695,397 shares of Common Stock. HCM also has sole power to vote, on behalf of its clients, 992,558 shares of Common Stock and the shared power to vote, on behalf of its clients, 153,665 shares of Common Stock. The power to vote the remaining shares rests with the HCM client or clients for whom such shares were acquired.

c.	HCM has effected transactions, on behalf of its clients, in the following shares of Common Stock within the past 60 days:

Trade Date	Shares Purchased (Sold)	Price per Share (average price)
3/4/2013	14000	$16.19
3/6/2013	3200	$16.24
3/6/2013	64300	$16.15
3/7/2013	(2000)	$16.86
3/12/2013	1997	$16.62
3/13/2013	2800	$16.51
3/15/2013	(7855)	$17.23
3/18/2013	3000	$16.99
3/18/2013	(20600)	$17.50

3/21/2013	10200	$17.37
3/22/2013	12300	$16.89
3/25/2013	14600	$16.74
3/26/2013	1000	$16.94
3/26/2013	(5900)	$16.99
3/27/2013	1000	$16.94
3/28/2013	(10000)	$17.50
4/4/2013	3000	$16.84
4/5/2013	(12423)	$17.06
4/9/2013	(10500)	$17.62
4/10/2013	4700	$17.65
4/12/2013	1000	$17.40
4/15/2013	1000	$17.10
4/16/2013	8000	$16.61
4/17/2013	4000	$16.17
4/18/2013	3000	$16.05
4/22/2013	(9600)	$16.64
4/23/2013	(10000)	$16.92
4/29/2013	6000	$16.75
4/30/2013	1600	$16.78
4/30/2013	(6056)	$17.36
5/1/2013	(11163)	$17.37
5/1/2013	8600	$17.32
5/2/2013	8500	$17.38

d.	Please see (a) above.

e.	Not applicable.

B.	Mr. Huber

a.	Mr. Huber may be deemed to beneficially own 1,695,397 shares of Common Stock, on behalf of the clients of HCM, which represents 7.3% of the outstanding Common Stock of the Issuer.

b.	Mr. Huber may be deemed to have sole power to dispose, on behalf of HCM’s clients, of 1,695,397 shares of Common Stock. Mr. Huber may also be deemed to have sole power to vote, on behalf of HCM’s clients, 992,558 shares of Common Stock and have shared power to vote, on behalf of HCM’s clients, 153,665 shares of Common Stock. The power to vote the remaining shares rests with the HCM client or clients for whom such shares were acquired.

c.	Mr. Huber may be deemed to have effected transactions, on behalf of the clients of HCM, in the following shares of Common Stock within the past 60 days:

Trade Date	Shares Purchased (Sold)	Price per Share (average price)
3/4/2013	14000	$16.19
3/6/2013	3200	$16.24
3/6/2013	64300	$16.15
3/7/2013	(2000)	$16.86
3/12/2013	1997	$16.62
3/13/2013	2800	$16.51
3/15/2013	(7855)	$17.23
3/18/2013	3000	$16.99
3/18/2013	(20600)	$17.50
3/21/2013	10200	$17.37
3/22/2013	12300	$16.89
3/25/2013	14600	$16.74
3/26/2013	1000	$16.94

3/26/2013	(5900)	$16.99
3/27/2013	1000	$16.94
3/28/2013	(10000)	$17.50
4/4/2013	3000	$16.84
4/5/2013	(12423)	$17.06
4/9/2013	(10500)	$17.62
4/10/2013	4700	$17.65
4/12/2013	1000	$17.40
4/15/2013	1000	$17.10
4/16/2013	8000	$16.61
4/17/2013	4000	$16.17
4/18/2013	3000	$16.05
4/22/2013	(9600)	$16.64
4/23/2013	(10000)	$16.92
4/29/2013	6000	$16.75
4/30/2013	1600	$16.78
4/30/2013	(6056)	$17.36
5/1/2013	(11163)	$17.37
5/1/2013	8600	$17.32
5/2/2013	8500	$17.38

d.	Please see (a) above.

e.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement, dated as of November 13, 2012, by and among the Reporting Persons (incorporated by reference to the Schedule 13D filed on November 13, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2013

/s/ Joseph R. Huber

Joseph R. Huber

HUBER CAPITAL MANAGEMENT, LLC

By: /s/ Joseph R. Huber

Joseph R. Huber

Managing Member

-11-